FORM 6-K
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                        Commission file number 333-83166


For the month of March 2003

                               Grohe Holding GmbH
                     Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F  /X/     Form 40-F  / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes / /     No /X/

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Grohe Holding GmbH

(Registrant)


25 March 2003                        By: /s/ Michael Grimm
                                        --------------------------------
                                     Name:   Michael Grimm
                                     Title:  Chief Financial Officer


25 March 2003                        By: /s/ Heiner Henke
                                        --------------------------------
                                     Name:   Heiner Henke
                                     Title:  Principal Accounting Officer


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SOLICITATION OF CONSENTS TO INDENTURE AMENDMENTS AND WAIVERS IN RELATION TO THE
11.5% SENIOR NOTES DUE 15 NOVEMBER 2010 (ISIN XS0142151405 AND XS0119612827) (THE "NOTES") OF GROHE HOLDING GMBH

Grohe Holding GmbH (the "Company") has received a proposal from a group of bondholders (the "Group") on Friday, 21 March 2003, outlining alternative terms for the pending consent solicitation (the "Consent Solicitation") that may be acceptable to the Group. The Company appreciates the desire of the Group to engage in a constructive dialogue. However, the Company believes it has offered holders of record of Notes (the "Holders") collectively an attractive business proposition. Moreover, following the increase in the consent payment from
(euro)60.00 to (euro)72.50 per (euro)1,000 principal amount of Notes for which a valid consent is received, the Company has no further flexibility to increase the price. Therefore, the Company wishes to confirm that the consent payment it is offering to Holders who validly consent to the Consent Solicitation will not be increased in response to this proposal, nor will the other terms and conditions of the Consent Solicitation be amended in any way. The consent payment offered by the Company remains (euro)72.50 per (euro)1,000 principal amount of Notes for which a valid consent is received. If the consent of Holders of a majority in principal amount of the Notes is not received by 5:00 P.M. central European time on 27 March 2003, the Company will allow the Consent Solicitation to lapse.